Exhibit (k)(4)

CCO & AML SERVICES AGREEMENT

This CCO & AML Services Agreement (“Agreement”) is dated as of August 1, 2014, by and between Vigilant Compliance, LLC, with an address at Brandywine Two, 5 Christy Drive, Suite 208, Chadds Ford, Pennsylvania 19317 (“Vigilant”), and Freedom Capital Corporation (the “BDC” or “Fund”), with an address at 2000 14th Street North, Suite 300, Arlington, Virginia 22201.

Background

A.	The BDC, a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”).

B.	BDC agrees to contract with Vigilant to provide Services (as such term is defined in Section 1 below) to the BDC, which will include providing an individual to serve as Chief Compliance Officer (“CCO”) of the BDC for purposes of the BDC’s compliance with Rule 38a-1 under the 1940 Act (“Rule 38a-1”).

C.	Vigilant agrees to provide Services to the BDC, subject to the terms and conditions hereof.

Terms

1.	Services.

A.	The Fund hereby appoints Vigilant, and Vigilant hereby agrees, to provide a CCO, as described in Rule 38a-1 to the Fund for the period and on the terms and conditions set forth in this Agreement. A copy of the CCO’s resume has been provided to the Fund and will be updated from time to time as necessary by Vigilant.

B.	Subject to the approval of the Board of Directors of the Fund (the “Board”), Vigilant shall make available a qualified person who is
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competent and knowledgeable regarding the federal securities laws to act as the Fund’s CCO. Vigilant’s responsibility for the activities of the CCO are limited to the extent that the Board shall make all decisions regarding the designation and termination of the CCO and shall review and approve the compensation of the CCO as provided by Rule 38a-1.

C.	With respect to the Fund, the CCO shall:

(i) report directly to the Board, normally in person or telephonically at each quarterly and annual Board meeting and such Board committee meetings as may be requested from time to time;

(ii) review and administer the Fund’s compliance program policies and procedures and review and oversee those policies and procedures of the adviser, administrator, accountant, principal underwriter and transfer agent (collectively, “Service Providers”) that relate to the Fund;

(iii) conduct periodic reviews of the Fund’s compliance program and incorporate any new or changed required regulations;

(iv) review, no less frequently than annually, the adequacy of the policies and procedures of the Fund and its Service Providers and the effectiveness of their implementation;

(v) design and assist in the implementation of review or testing methods for the Fund’s compliance program policies and procedures;

(vi) conduct periodic site visit(s) to the adviser and other Service Providers, as deemed necessary by the CCO;

(vii) prepare a written report to the Board (“CCO Report”) which addresses at a minimum: (1) the operation and effectiveness of the policies and procedures of the Fund and Service Providers pursuant to Rule 38a-1 (the “Policies and Procedures”) since the date of the last CCO Report to the Board; (2) any material changes to the Policies and Procedures since the date of the last Report; (3) any recommendations

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for material changes to the Policies and Procedures as a result of the annual review; and (4) any material compliance matters since the date of the last CCO Report, and attend Board meetings quarterly and as requested; and

(viii) no less than annually, meet separately with those members of the Board that are not “interested persons” of the Fund.

D.	At the Fund’s request, Vigilant will provide a Vigilant Director to serve as the Anti-Money Laundering Officer for the Fund to assist the Fund in meeting its anti-money laundering (“AML”) and customer identification program (“CIP”) compliance obligations under the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, and all applicable regulations. The duties of the Anti-Money Laundering Officer, include, but are not limited to: (1) monitoring the performance of the Fund’s service providers in assisting the Fund in meeting its AML and CIP obligations; (2) reviewing any independent testing of AML and CIP procedures adopted by the Fund and/or its Service Providers; (3) discussing and reviewing any issues relating to suspicious activities with management of the Fund, legal counsel to the Fund, and personnel of the Fund’s Service Providers assisting the Fund in meeting its AML and CIP obligations; (4) modifying the Fund’s AML and CIP policies and procedures as needed; (5) reviewing AML and CIP issues as they arise for the Fund; and (6) reviewing AML and CIP reports produced for the Fund by the Service Providers. The fee to serve as AML Officer is $300 per month.

E.	Vigilant may provide other services and assistance relating to the affairs of the Fund as the Fund may, from time to time, request subject to mutually acceptable compensation and implementation agreements.

F.	Nothing contained herein shall be construed to require Vigilant to perform any service that could cause Vigilant to be deemed an investment adviser for purposes of the 1940 Act or the Investment Advisers Act of 1940, as amended, or that could cause any Fund to act in contravention of such Fund’s Prospectus or any provision of the 1940 Act. Further, while Vigilant will provide consulting and other
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services under this Agreement to assist the Fund with respect to the Fund’s obligations under and compliance with various laws and regulations, Fund understands and agrees that Vigilant is not a law firm and that nothing contained herein shall be construed to create an attorney-client relationship between Vigilant and Fund or to require Vigilant to render legal advice or otherwise engage in the practice of law in any jurisdiction. Thus, except with respect to Vigilant’s duties as set forth in this Section 1 and, except as otherwise specifically provided herein, the Fund assumes all responsibility for ensuring that the Fund and each of its Funds complies with all applicable requirements of the Securities Act of 1933 (the “Securities Act”), the Securities Exchange Act of 1934 (the “Exchange Act”), the 1940 Act and any laws, rules and regulations of governmental authorities with jurisdiction over the Fund or the Funds. All references to any law in this Agreement shall be deemed to include reference to the applicable rules and regulations promulgated under authority of the law and all official interpretations of such law or rules or regulations.

G.	Vigilant does not offer legal or accounting services and does not provide substitute services for the services provided by legal counsel or that of a certified public accountant.

H.	In order for Vigilant to perform the services required by this Section 1, the Fund shall (1) instruct all Service Providers to furnish any and all information to Vigilant as reasonably requested by Vigilant, and assist Vigilant as may be required and (2) ensure that Vigilant has access to all records and documents maintained by the Fund or any Service Provider.

2.       Staff: Fund shall provide reasonable staff support to perform certain subsidiary duties delegated by the CCO to BDC personnel.

3.       Term. The term of this Agreement shall commence on the effective date of this Agreement and shall continue in effect until six (6) months from the date thereof, and shall thereafter automatically renew in one year increments unless earlier terminated.

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This Agreement may be terminated at any time, without penalty by either party, (i) by the Board, in addition to Section 13, on sixty (60) days’ written notice to Vigilant or (ii) by Vigilant on sixty (60) days’ written notice to the Fund.

Should the employment of the individual designated by Vigilant to serve as the Fund’s CCO be terminated for any reason, Vigilant may designate another qualified individual, subject to ratification by the Board and the Independent Directors of the Board, to serve as temporary CCO until the earlier of: (i) the designation, and approval by the Board, of a new permanent CCO.

The provisions of this paragraph of Sections 6, and 16 through 24 shall survive any termination of this Agreement.

4.       Fees and Expenses.

A.	Chief Compliance Officer Fee.

As compensation for Vigilant’s provision of Services specified in Section 1 above, the BDC and/or Fund shall pay Vigilant a discounted one-time start up fee is $3,000 for the preparation of a Risk Inventory Assessment Matrix, Master CCO Checklist, Compliance Calendar and set up on Vigilant’s system.

Vigilant's fee is $3,000 for drafting the Fund's Compliance and Code of Ethics Manuals.

Vigilant’s CCO Services fee for the first six (6) months is $2,000 per month. Thereafter, the CCO Services fee is $3,100 per month, which is payable quarterly in advance for gross assets of up to $50 million:

For gross assets up to $50 million, the fees below will apply:

Gross Assets	Monthly Fee	Schedule
Up to $50 million	$2,000	1-6 months
Up to $50 million	$3,100	7 months thereafter
Between $50 million and $100 million	$4,167
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Between $100 million and $150 million	$4,300
Between $150 million and 250 million	$4,600
Between $250 million and $350 million	$4,900

For gross assets above $350 million, add $300 per month to the monthly fee for increments of $150 million. The above rate will increase by 3% annually.

B.	Expenses.

The BDC will pay reasonable out of pocket and travel expenses incurred Vigilant in the performance of its duties under this Agreement, which include, but are not limited to, Federal Express and overnight mail services, parking, tolls, train, air and related travel expenses, mileage (at the standard allowable mileage rate) and copying charges (copying charges will be charged for larger copy items, such as the annual report or other large copying (prospectuses, compliance manuals etc.), as well as other common business out of pocket expenses.

C.               SEC response time will be separately billed on an hourly basis for additional time at a rate of $425.00 per hour. “SEC response time” includes the CCO’s actions and responses to SEC examinations, audits, inquiries, and other non-routine SEC response matters.

D.               Code of Ethics Monitoring. Vigilant will obtain necessary Code of Ethics documentation, as needed, from the Fund’s Independent Directors.

5.       Insurance Coverage.

The CCO will be covered by the Fund’s Errors and Omissions and/or Officers and Directors insurance as an officer of the Fund, which insurance shall be at the same levels and upon the same terms of coverage as the coverage for the Fund’s other officers.

6.       Liability; Indemnification.

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The Fund shall indemnify and hold harmless the Vigilant Director in his/her capacity as an officer of the Fund to the same degree the Fund’s other directors and officers are indemnified and to the extent permitted by applicable law. The Fund shall indemnify and hold harmless Vigilant, its employees, and agents (collectively “Vigilant”) from all actual claims, actual liability, reasonable attorneys’ fees, actual judgments, actual expenses, and actual charges ( collectively “Losses”) in connection with the performances of services herein. In no event shall any party be liable for special, consequential, exemplary or punitive damages. The liability of Vigilant shall in no event exceed $1,000 regardless of the claim or legal theory set forth by any party.

7.       Representations and Warranties.

(a) Vigilant covenants, represents and warrants to the Fund Company that:

(i)                 it is a limited liability company duly organized and in good standing under the laws of the State of [Delaware];

(ii)               it is duly qualified to carry on its business in the Commonwealth of Pennsylvania;

(iii)             it is empowered under applicable laws and by its Operating Agreement to enter into this Agreement and perform its duties under this Agreement;

(iv)             all requisite corporate proceedings have been taken to authorize it to enter into this Agreement and perform its duties under this Agreement;

(v)               it has access to the necessary facilities, equipment, and personnel with the requisite knowledge and experience to assist the CCO in the performance of his or her duties and obligations under this Agreement;

(vi)             this Agreement, when executed and delivered, will constitute a legal, valid and binding obligation of Vigilant, enforceable against Vigilant in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(vii)           it shall make available a person who is competent and knowledgeable regarding the federal securities laws and is otherwise reasonably qualified to act as a CCO and who will, in the exercise of his or her duties to the Fund,

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act in good faith and in a manner reasonably believed by him or her to be in the best interests of the Fund;

(viii)         it shall compensate the CCO fairly, subject to the Board’s right under any applicable regulation (e.g., Rule 38a-1) to approve the designation, termination and level of compensation of the CCO. In addition, it shall not retaliate against the CCO should the CCO inform the Board of a compliance failure or take aggressive action to ensure compliance with the federal securities laws by the Fund or a Service Provider;

(ix)             it shall report to the Board promptly if it learns of CCO malfeasance or in the event the CCO is terminated as a CCO by another fund company or if the CCO is terminated by Vigilant; and

(x)               it shall report to the Board if at any time the CCO is subject to the disqualifications set forth in Section 15(b)(4) of the Exchange Act or Section 9 of the 1940 Act.

(b) The Fund covenants, represents and warrants to Vigilant that:

(i)                 it is a corporation duly organized and in good standing under the laws of the State of Maryland;

(ii)               it is empowered under applicable laws and by its Organizational Documents to enter into this Agreement and perform its duties under this Agreement;

(iii)             all requisite corporate proceedings have been taken to authorize it to enter into this Agreement and perform its duties under this Agreement;

(iv)             it is a closed-end management investment company registered under the 1940 Act that has elected to be treated as a business development company;

(v)               this Agreement, when executed and delivered, will constitute a legal, valid and binding obligation of the Fund, enforceable against the Fund in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(vi)             a registration statement under the Securities Act and the 1940 Act is effective and will remain effective and appropriate State securities law filings have been made and will continue to be made with respect to the Funds;

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(vii)           The CCO shall be covered by the Fund’s Directors & Officers Liability Insurance Policy (the “Policy”), and the Fund shall use reasonable efforts to ensure that such coverage be (a) reinstated should the Policy be cancelled; (b) continued after the CCO ceases to serve as an officer of the Fund on substantially the same terms as such coverage is provided for all other Fund officers after such persons are no longer officers of the Fund; and (c) continued in the event the Fund merges or terminates, on substantially the same terms as such coverage is provided for all other Fund officers (and for a period of no less than three years). The Fund shall provide Vigilant with proof of current coverage, including a copy of the Policy, and shall notify Vigilant immediately should the Policy be cancelled or terminated; and

(viii)         the CCO is a named officer in the Fund’s corporate resolutions and subject to the provisions of the Fund’s Organizational Documents regarding indemnification of its officers.

8.       Taxes.

Vigilant shall be responsible for compliance with all local, state and federal rules, laws and regulations applicable to Services and payment of all taxes, such as income, unemployment, social security and other similar taxes, applicable to Services.

9.       Additional Advisers.

If the Fund materially modifies its business, the parties will in good faith negotiate a new fee to the extent the fee is not already established. A material modification of the Fund’s business shall be deemed to include the retention by the Fund or its primary advisor of a sub-advisor with discretionary authority manage the Fund’s assets.

10.      Cooperation.

The Fund will use commercially reasonable efforts to secure the cooperation of its officers and Service Providers, and will use its best efforts to cause such parties to provide requested information to Vigilant in a prompt manner.

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11.     Consultations with Counsel.

The CCO shall be permitted to consult counsel at the cost of the Fund relating to Fund matters should such consultation become necessary. Vigilant will first consult legal counsel to the Fund in such circumstances, and, if necessary, after prior notice to the Fund, may consult other legal counsel at the cost of the Fund.

12.     Other Service Providers.

Vigilant acknowledges that the Fund may engage various entities as Service Providers, and the services required to be performed pursuant to the Fund’s contract therewith shall continue to be performed by such Service Providers as determined by the Fund. The Fund may also make changes related to the Service Providers.

13.     Breach.

If Vigilant fails to deliver the specific Services set forth herein, acts in a negligent manner or if Vigilant fails to provide a CCO that is acceptable to the Fund, Vigilant shall be given thirty (30) days written notice to cure. If Vigilant fails to cure within thirty (30) days after written notice to Vigilant, the Fund shall have the right to terminate this Agreement.

14.     Documents and Records.

The Fund shall be responsible for maintaining all books and records of the Fund as required by the 1940 Act and other applicable laws.

15.     Work Product and Intellectual Property Rights.

All work performed at the direction of the Fund and its officers, shall be the property of the Fund and the Fund shall have a right to copy and reproduce such and to provide it to others as required by the Fund’s business under relevant laws and regulations including the 1940 Act, and Vigilant shall have a non-exclusive license to use such (“Work Product”). All ideas, improvements, concepts,

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inventions, discoveries, developments, innovations, software, designs, processes or other works of authorship, made, conceived or developed by Vigilant or otherwise produced by Vigilant in performance of this Agreement (“Intellectual Property”) shall remain the property of the Vigilant, regardless of whether or not such Intellectual Property is protectable by patent, trademark, copyright, trade secret or other applicable law. Vigilant shall also be entitled to such Work Product and the right to use or reuse such materials in connection with servicing the Fund, or other unaffiliated Funds or in the business of Vigilant Compliance Services.

16.     Confidentiality.

(a)	All information of or pertaining to Fund or any of its affiliates, whether stored on computer disk or as electronic media, to which Vigilant is given access or otherwise obtains in the course of its provision of the Services under this Agreement is referred to as “Confidential Information.” Confidential Information shall include, but not be limited to, all information relating to the Services and all technology, know-how, processes, trade secrets, contracts, proprietary information, historical and projected financial information, business strategies, operating data and organizational and cost structures, product descriptions, pricing information, loan information, credit information and policies, and customer information (which includes, without limitation, names, addresses, telephone numbers, account numbers, demographic, financial and transactional information) or customer lists, whether received before or after the date hereof.

(b)	Vigilant shall hold all Confidential Information in confidence and shall not disclose any Confidential Information to any person, unless otherwise permitted hereunder and Vigilant shall not use any such Confidential Information for purposes other than in connection with the Services; provided, however, that Vigilant will be permitted, without Fund’s prior written consent, to disclose Confidential Information on a need-to-know basis to those third parties who are engaged by the Fund or in connection with the Services.

(c)	If Vigilant becomes legally compelled (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar
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process) to disclose any Confidential Information, Vigilant may disclose such Confidential Information to the extent legally required; provided, however, that Vigilant , unless prevented by regulatory authorities from doing so, shall (i) first notify the Fund of such legal process, unless such notice is prohibited by statute, rule or court order, (ii) attempt to obtain the Fund’s consent to such disclosure, and (iii) in the event consent is not given, agree to permit a motion to quash, or other similar procedural step, to frustrate the production or publication of information. In making any disclosure under such legal process, the parties agree to use commercially reasonable efforts to preserve the confidential nature of such information. Nothing herein shall require Vigilant to fail to honor a subpoena, court or administrative order, or other legal requirement on a timely basis.

(d)	With the exception of customer information of the Fund and its affiliates, which shall be protected in all circumstances, no information shall be within the protection of this Agreement where such information: (i) is or becomes publicly available through no fault of the Vigilant; (ii) is made public by the Adviser or Fund without restriction; or (iii) is rightly obtained from a third party not subject to confidentiality restrictions.

17.     Applicable Law.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Pennsylvania, without respect to principles regarding conflicts of law.

18.     Severability; No Waiver.

Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision. If any provision of this Agreement is deemed invalid or unenforceable under applicable law, all other provisions of this Agreement shall remain in full force and effect. No delay or omission on the part of a party to this Agreement in exercising any right hereunder shall operate as a waiver thereof or of any other right.

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19.     Entire Agreement; Assignment.

This is the entire Agreement between the parties with regard to the Services. This Agreement shall be deemed modified, without the necessity of further signature by the Fund, upon modification made by the Board of Directors of the Fund, and accepted by Vigilant.

20.     Counterparts.

This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

21.     Non-exclusivity.

This Agreement is not exclusive and the Fund recognizes that Vigilant may provide similar services to other persons or entities.

22.     No Partnership.

This Agreement is not intended to constitute, create, give effect to or otherwise recognize a partnership, joint venture, or other form of business organization of any kind and the rights and obligations of the Fund and Vigilant shall be only those expressly set forth herein.

23.     Third Party Beneficiary.

The parties understand and agree that there are no third party beneficiaries to this Agreement.

24.     Limitation on Shareholder and Director Liability.

The Directors of the Fund and the shareholders of the Fund shall not be liable for any obligations of the Fund under this Agreement, and Vigilant agrees that, in asserting any rights or claims under this Agreement with regard to the Fund, it shall look only to the assets and property of the Fund.

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In Witness Whereof, the parties have executed this Agreement as of the date first set forth above.

Vigilant Compliance, LLC	Freedom Capital Corporation

By: /s/ Salvatore Faia	By: /s/ Jeffrey M McClure
Name: Salvatore Faia	Name: Jeffrey M. McClure
Title: President & CEO	Title: Managing Member

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